



Marcus Souza · 3rd

 **Hele Fitness LLC**

Hele Fitness Co-Founder & COO

Honolulu County, Hawaii, United States · 277 connections ·

Contact info

Experience

Hele Fitness Co-Founder & COO

Hele Fitness LLC · Self-employed

Mar 2016 – Present · 5 yrs 1 mo

46-217 Kahuhipa Street Unit: 19 ,Kaneohe HI, 96744

Manage and direct fitness initiatives/digital programming. Oversee internal and logistical operations and customer relations.

15 years of experience in the health and fitness industry. Carry multiple certifications within the industry. Owned and managed multiple gyms over the course of a decade. I have a passion for fitness and teaching others how to embrace the value of good health and overall well-being.

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Owner

Kuleana Fitness

2014 – Mar 2016 · 2 yrs

Founder and Head Coach

Skills & endorsements

Customer Service · 10
Keeon Rudder and 9 connections have given endorsements for this skill

Social Media · 8
Keeon Rudder and 7 connections have given endorsements for this skill

Wellness · 7
Keeon Rudder and 6 connections have given endorsements for this skill

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